

Mail Stop 3233

October 25, 2016

<u>Via E-mail</u>
Eric Smith
Chief Investment Officer and Secretary
Armada Hoffler Properties, Inc.
222 Central Park Avenue, Suite 2100
Virginia Beach, Virginia 23462

> **Re:** **Armada Hoffler Properties, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 19, 2016**
> **File No. 333-214176**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202)551-3585 with any questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Senior Counsel
Office of Real Estate and
Commodities

cc: Justin R. Salon, Esq. (*via e-mail*)